Exhibit 99.1

Arbe Successfully Completes a $15.7 Million Private Placement Follow-on Offering of its Series A Convertible Bonds

Total of $24.3 Million from Arbe’s Series A Convertible Bonds Now Held at the Trustee

TEL AVIV, Israel, December 30, 2025 - Arbe Robotics Ltd. (Nasdaq: ARBE) (TASE: ARBE), a global leader in perception radar solutions, today announced the successful completion of a $15.7 million private placement, through a follow-on offering as an expansion of its existing outstanding Series A Convertible Bonds.

As previously reported, in June 2024 Arbe announced the issuance of approximately $30 million in Series A Convertible Bonds. In January 2025, $21.5 million of this amount was released from escrow following the conversion of convertible bonds to ordinary shares of the Company, at the request of bondholders. The remaining balance of $8.6 million continues to be held in escrow. Following the completion of the follow-on offering announced today, the amount held in escrow under this series increased to $24.3 million.

The Company issued a 6-K on December 22, 2025 reporting that its bondholders approved an extension to the Series A Convertible Bonds’ maturity date to December 31, 2026, a reduction of the annual interest rate from 6.5% to 4.35% commencing January 1, 2026, as well as other amendments. The additional bonds issued as part of this follow-on offering have the same terms as all of Arbe’s existing outstanding Series A Convertible Bonds, including the lower interest rate. Following their registration for trading on the Tel Aviv Stock Exchange on December 29, 2025, all Series A Convertible Bonds will trade as a single series.

“We are very pleased with the successful expansion of our Series A Convertible Bonds, which reflects the strong support we continue to see from our investors,” said Kobi Marenko, Chief Executive Officer of Arbe. “The successful conclusion of the expansion process, which we launched following requests from our bondholders, enhances our financial flexibility and provides additional resources to support the execution of our long-term growth strategy. We believe this positive outcome underscores investor confidence in Arbe’s technology and long-term vision.”

About Arbe

Arbe (Nasdaq: ARBE), a global leader in ultra-high-resolution radar solutions, is driving a radar revolution. Its cutting-edge radar chipset delivers up to 100 times more detail than other radar systems, empowering automakers and radar Tier-1s to develop truly safe driving systems that scale from ADAS to hands-free, eyes-off capabilities and up to full vehicle autonomy. Arbe's technology addresses the most critical use cases by delivering real-time, 4-dimensional imaging that enables the perception stack with information such as precise mapping of drivable free space in highway and urban environments across all weather and lighting conditions. With its transformative impact across passenger, commercial, and industrial vehicle segments, as well as other advanced safety applications, Arbe is redefining the role of radar in next-generation mobility.

Headquartered in Tel Aviv, Israel, the company also operates offices in the United States, Germany, and China. For more information, visit https://arberobotics.com/

Cautionary Note Regarding Forward-Looking Statements

This press release contains, and the conference call described in this press release will contain, "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words "expect," "believe," "estimate," "intend," "plan," "anticipate," "may," "should," "strategy," "future," "will," "project," "potential" and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include whether and when we receive secure the orders we anticipate and the extent of any orders we receive; our ability to meet expectations with respect to our financial guidance and outlook; the timing and completion of key product and project orders and milestones; expectations regarding our collaborations and business with third parties; the effect of tariffs and trade policies of the United States, China and other countries, whether announced or implemented; the effect on the Israeli economy generally and on the Company's business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas in Gaza and any intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company's employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; and the risk and uncertainties described in "Cautionary Note Regarding Forward-Looking Statements," "Item 3. Key Information – D. Risk Factors" and "Item 5. Operating and Financial Review and Prospects" and in the Company's Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the Securities and Exchange Commission (the "SEC") on March 28, 2025, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company's website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

Investor Relations:

Ehud Helft & Kenny Green

EK Global Investor Relations

arbe@ekgir.com

+1 212 378 8040